Exhibit 12.01

CITIGROUP INC.
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES

	Years ended December 31,
In millions of dollars, except for ratios	2014	2013	2012	2011	2010
EXCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense (other than interest on deposits)	$7,998	$9,941	$12,922	$15,678	$16,725
Interest factor in rent expense	460	460	496	495	500
Total fixed charges	$8,458	$10,401	$13,418	$16,173	$17,225

Income
Income from continuing operations before taxes and noncontrolling interests	$14,364	$19,497	$7,825	$14,722	$13,116
Fixed charges (excluding preferred stock dividends)	8,458	10,401	13,418	16,173	17,225
Total income	$22,822	$29,898	$21,243	$30,895	$30,341

Ratio of income to fixed charges excluding interest on deposits	2.7	2.87	1.58	1.91	1.76

INCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense	$13,690	$16,177	$20,612	$24,209	$25,057
Interest factor in rent expense	460	460	496	495	500
Total fixed charges	$14,150	$16,637	$21,108	$24,704	$25,557

Income
Income from continuing operations before taxes and noncontrolling interests	$14,364	$19,497	$7,825	$14,722	$13,116
Fixed charges (excluding preferred stock dividends)	14,150	16,637	21,108	24,704	25,557
Total income	$28,514	$36,134	$28,933	$39,426	$38,673

Ratio of income to fixed charges including interest on deposits	2.02	2.17	1.37	1.6	1.51